AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 22, 2018

File No. 333-221155

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

Third Avenue Trust
(Exact Name of Registrant as Specified in Charter)

622 Third Avenue
New York, New York 10017
(Address of Principal Executive Offices)

(800) 443-1021 (toll-free), (212) 888-5222
(Registrant’s Area Code and Telephone Number)

With copies to:

W. James Hall III Third Avenue Management LLC 622 Third Avenue New York, New York, 10017	Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on December 29, 2017 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-221155), are incorporated herein by reference.

This amendment is being filed in order to file an exhibit to this Registration Statement, the tax opinion of special U.S. federal income tax counsel to the Registrant as Exhibit 12.

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Item 15.	Indemnification

Reference is made to Article X of the Registrant’s Trust Instrument.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Trust Instrument, its By-Laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Item 16.	Exhibits
(1)	Trust Instrument and Certificate of Trust are incorporated by reference to Exhibit (1) of Third Avenue Trust’s Registration Statement (registration no. 333-20891) filed on January 31, 1997.
(2)	By-Laws are incorporated by reference to Exhibit (2) of the Registration Statement filed on January 31, 1997.
(3)	Not applicable.
(4)	Reference is made to Appendix A of Third Avenue Trust’s Form N-14 filed on October 26, 2017
(5)	Reference is made to Articles II and VII of the Third Avenue Trust’s Trust Instrument and Articles IV and V of the Trust’s By-Laws.
(6) (a)	Investment Advisory Agreement between Third Avenue Trust on behalf of THIRD AVENUE VALUE FUND and Third Avenue Management LLC dated August 8, 2006 is incorporated by reference to Exhibit (d)(1) of Post-Effective Amendment No. 21 to the Registration Statement filed on February 28, 2007.
(7) (a)	Distribution Agreement between Third Avenue Trust on behalf of THIRD AVENUE VALUE FUND and Foreside Fund Services, LLC dated October 1, 2016 is incorporated by reference to Exhibit 99(e) of Post-Effective Amendment No. 41 to the Registration Statement filed on October 12, 2016.
(8)	Not applicable.
(9) (a)	Amendment to Custody Agreement to include THIRD AVENUE VALUE FUND is incorporated by reference to Exhibit (g) of Post-Effective Amendment No. 8 to the Registration Statement filed on February 26, 1999.
(b)	Amendment to Custody Agreement with respect to foreign custody matters dated February 27, 2002 is incorporated by reference to Exhibit (g)(5) of Post-Effective Amendment No. 15 to the Registration Statement filed on February 28, 2002.
(c)	Foreign Custody Manager Agreement dated February 27, 2002 between Third Avenue Trust and Custodial Trust Company is incorporated by reference to Exhibit (g)(6) of Post-Effective Amendment No. 15 to the Registration Statement filed on February 28, 2002.
(d)	Consent to Assignment of Custody Agreement effective as of June 15, 2009 is incorporated by reference to Exhibit (g)(7) of Post-Effective Amendment No. 25 to the Registration Statement filed on August 24, 2009.
(10) (a)	Distribution and Service Plan pursuant to Rule 12b-1 is incorporated by reference to Exhibit (m)(1) of Post-Effective Amendment No. 27 to the Registration Statement filed on December 29, 2009.
(b)	Form of Selected Dealer Agreement is incorporated by reference to Exhibit (m)(2) of Post-Effective Amendment No. 27 to the Registration Statement filed on December 29, 2009.
(c)	Form of Participating Bank Agreement is incorporated by reference to Exhibit (m)(3) of Post-Effective Amendment No. 27 to the Registration Statement filed on December 29, 2009.

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(d)	Multi-Class Plan pursuant to Rule 18f-3 is incorporated by reference to Exhibit (n) of Post-Effective Amendment No. 27 to the Registration Statement filed on December 29, 2009.
(11) (a)	Opinion and Consent of Counsel is incorporated by reference to Exhibit (i) of Post-Effective Amendment No. 8 to the Registration Statement filed on February 26, 1999.
(b)	Opinion and Consent of Counsel is incorporated by reference to Exhibit 11(b) of Pre-Effective Amendment No. 1 to the Registration Statement filed on December 22, 2017.
(12)	Form of Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel for the Registrant is filed herewith as Exhibit 12.
(13) (a)	Transfer Agency Services Agreement between Third Avenue Trust and PNC Global Investment Servicing (U.S.) Inc. (“PNCGIS”) is incorporated by reference to Exhibit (h)(1) of Post-Effective Amendment No. 25 to the Registration Statement filed on August 24, 2009.
(b)	Amendment to Transfer Agency Services Agreement dated August 31, 2009 to include THIRD AVENUE FOCUSED CREDIT FUND is incorporated by reference to Exhibit (h)(2) Post-Effective Amendment No. 25 to the Registration Statement filed on August 24, 2009.
(c)	Accounting Services Agreement between Third Avenue Trust and PNCGIS is incorporated by reference to Exhibit (h)(3) of Post-Effective Amendment No. 25 to the Registration Statement filed on August 24, 2009.
(d)	Administration Agreement between Third Avenue Trust and Third Avenue Management LLC dated August 11, 2009 is incorporated by reference to Exhibit (h)(4) of Post-Effective Amendment No. 25 to the Registration Statement filed on August 24, 2009.
(e)	Sub-Administration Agreement between Third Avenue Management LLC and PNCGIS is incorporated by reference to Exhibit (h)(5) of Post-Effective Amendment No. 25 to the Registration Statement filed on August 24, 2009.
(14)	Consent of Independent Auditors is incorporated by reference to Exhibit 14 of Pre-Effective Amendment No. 1 to the Registration Statement filed on December 22, 2017.
(15)	Not applicable.
(16) (a)	Power of Attorney is incorporated by reference to Exhibit (s) of Post-Effective Amendment No. 42 to the Registration Statement filed on March 1, 2017.
(b)	Power of Attorney is incorporated by reference to Exhibit 16(b) of the Registration Statement on Form N-14 filed on October 26, 2017.
(17)	Code of Ethics between Third Avenue Trust and Third Avenue Management LLC dated June 22, 2016 is incorporated by reference to Exhibit (p) of Post-Effective Amendment No. 42 to the Registration Statement filed on March 1, 2017.
Item 17.	Undertakings
(1)	The undersigned registrant agrees that prior to any public reofferings of the securities being registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.
(3)	The undersigned registrant agrees to file an opinion of counsel supporting the tax consequences of the proposed reorganization as an amendment to the registration statement within a reasonable time after the close of the reorganization.

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SIGNATURES

As required by the Securities Act of 1933, as amended (the “1933 Act”), this Registration Statement has been signed on behalf of the Registrant, in the City of New York and the State of New York on the 22nd day of March, 2018.

THIRD AVENUE TRUST

By:	/s/ W. James Hall III
President, General Counsel and Secretary

As required by the 1933 Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE

/s/ W. James Hall III	President, General Counsel and Secretary	3/22/18
W. James Hall III

/s/ Michael Buono*	Chief Financial Officer	3/22/18
Michael Buono

/s/ William E. Chapman *	Trustee	3/22/18
William E. Chapman

/s/Lucinda Franks*	Trustee	3/22/18
Lucinda Franks

/s/ Edward J. Kaier*	Trustee	3/22/18
Edward J. Kaier

/s/ Eric Rakowski*	Trustee	3/22/18
Eric Rakowski

/s/ Patrick Reinkemeyer*	Trustee	3/22/18
Patrick Reinkemeyer

/s/ Charles C. Walden*	Trustee and Chairman	3/22/18
Charles C. Walden
*	By W. James Hall III, pursuant to Power of Attorney.

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